UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)

Under the Securities Exchange Act of 1934

Travelstar, Inc.

(Name of Issuer)

Common Stock, no par value per share

 (Title of Class of Securities)

48122A109

 (CUSIP Number)

Myint J. Kyaw
c/o Mon Chong Loong Trading Corp.
56-72 49th Place
Maspeth, NY 11378
(718) 417-1668

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2007

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Myint J. Kyaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 17,379,457

	8.	Shared Voting Power

	9.	Sole Dispositive Power 17,379,457

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,379,457

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 35.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, no par value per share (the “Common Stock”) of Travelstar, Inc., whose principal executive offices are located at 95 Argonaut Street, Aliso Viejo, CA 92656 (the “Issuer”).

Item 2. Identity and Background.

(a)	The name of the reporting person is Myint J. Kyaw a.k.a. Jeffrey Wu (the “Reporting Person”).

(b)	The business address of the Reporting Person is 100 William Street, Suite 2000, New York, NY 10038.

(c)
The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

i.	President of Mon Chong Loong Trading Corp., 56-72 49th Place, Maspeth, NY 11378;
ii.	President of Hong Kong Supermarket, Inc., 109 E. Broadway, New York, NY 10002;
iii.	President of Hong Kong Supermarket of Brooklyn, Inc., 6023 8th Avenue, Brooklyn, NY 11220;
iv.	President of Hong Kong Supermarket of Elmhurst, Inc., 82-02 45th Avenue, Elmhurst, NY 11373;
v.	President of Hong Kong Supermarket of Flushing, Inc., 37-11 Main Street, Flushing, NY 11354;
vi.	President of Hong Kong Supermarket of East Brunswick, Inc., 275 Route 18 South, East Brunswick, NJ 08816; and
vii.	Chief Executive Officer of Yifan Communications, Inc., 100 William Street, Suite 2000, New York, NY 10038.

(d)	The Reporting Person has not been convicted in any criminal proceedings during the last five years.

(e)	The Reporting Person has not been a party to any civil proceedings during the last five years.

(f)	The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

Since the date of the Reporting Person’s most recent Schedule 13D, and as of the date hereof, the Reporting Person has acquired 448,500 shares of Common Stock from the public market for various purchase prices equal to an aggregate of approximately $443,942.50. The source of funding for all purchases was personal funds.

Item 4. Purpose of Transaction.

The Reporting Person has been accumulating shares of Common Stock of the Issuer and may continue doing so. As a result of the Reporting Person’s accumulation of 9,379,457 shares of Common Stock and 8,000,000 warrants to purchase common stock at an exercise price of $.50 per share (the “Warrants”), the Reporting Person may seek to change or influence the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 17,379,457 shares of Common Stock, representing 35.4% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s Form 10-QSB filed on August 20, 2007 and assuming for such purpose the full exercise of the Warrants).

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 17,379,457 shares of Common Stock beneficially owned by the Reporting Person.

(c) The Reporting Person’s purchases of the Issuer’s Common Stock since March 6, 2006, the last date of his purchases which were filed on a Schedule 13D are as follows:

Date	Shares of Common Stock	Price per Share
April 6, 2006	500	1.44
	500	1.45
	6,500	1.50
	1,000	1.52
	500	1.53
	14,000	1.54
	2,000	1.55
April 7, 2006	10,000	1.54
	10,000	1.55
April 17, 2006	500	1.27
	10,000	1.29
	9,000	1.30
	10,500	1.32
April 21, 2006	500	1.29
	24,500	1.30
May 15, 2006	500	1.05
	29,500	1.08
May 17, 2006	5,000.97
	3,800	1.01
	2,000	1.03
	3,700	1.05
	500	1.10
	500	1.15
	4,500	1.16
May 19, 2006	2,500.91
	2,500.93
	5,000.96
May 22, 2006	10,000.97
May 23, 2006	5,000.91
June 5, 2006	2,500.76
	37,500.77
June 6, 2006	15,000.72
	5,000.75
	20,000.785
June 7, 2006	14,200.74
	25,800.75
June 8, 2006	9,000.77
June 9, 2006	2,000.78
June 12, 2006	20,000.85
June 28, 2006	20,000.70
July 20, 2006	20,000.59
August 15, 2006	20,000	1.05
August 16, 2006	20,000.79
December 29, 2006	5,300	1.08
	500	1.09
	34,200	1.10
August 31, 2007	2,500	1.375

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 17,379,457 shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

 None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 5, 2007

/s/ Myint J. Kyaw
MYINT J. KYAW